SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for the month of December, 2003

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒      Form 40-F  ☐

Enclosures:

1.                   Nokia Press Release, December 17, 2003:

“Nokia to establish a new corporate office in the New York metropolitan area”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 2, 2004		Nokia Corporation

	By:	/s/ Ursula Ranin
Name: Ursula Ranin
Title: Vice President, General Counsel

PRESS RELEASE	1 (1)

December 17, 2003

Nokia to establish a new corporate office in the New York metropolitan area

Nokia will establish a new corporate office in the New York metropolitan area to serve as the base for Nokia’s newly established Enterprise Solutions business group, the CFO’s office, parts of different corporate functions and some regional operations.

“The United States is an important market for our Enterprise Solutions business group and it is important to be close to the key markets and customers of this business. The New York area is also a major financial hub and a corporate center, therefore, an excellent location for the CFO’s office. This will enable us to have even closer links with investors and the financial community,” notes Jorma Ollila, Chairman and CEO of Nokia.

Mary T. McDowell, the recently appointed head of Enterprise Solutions, will lead the global Enterprise Solutions business group from the New York area office. In addition, the majority of the sales and marketing activities of the Multimedia business group’s North American operations will be located there.

The company is in the process of evaluating potential premises in the New York metropolitan area and the final decisions regarding the location will be made in the near future. The new office will be operational in mid-2004 and within two years it is expected to be occupied by approximately 100-150 people.

Nokia has approximately 6,600 employees in the United States with the majority working in Irving and Fort Worth, Texas and Mountain View, California. The Nokia US country management team will continue to be located in Irving.

Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks. By adding mobility to the Internet Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on five major exchanges.

Media enquiries:

Nokia

Communications

Tel: +358 7180 34900

Email: press.office@nokia.com

www.nokia.com